Exhibit 99.1

Auryn Commences Drilling at Committee Bay Gold Project

Vancouver, Canada – July 8, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that it has commenced drilling at its Committee Bay gold project in Nunavut. The fully funded core drill program is anticipated to test up to four targets based on a combination of geological observations and data analyzed with machine learning. It will consist of approximately 3,000 meters.

A Message from Ivan Bebek, Executive Chairman & Director:

“We are very excited to have drills turning again at Committee Bay, where we feel there are significant opportunities to discover world-class high-grade gold deposits. We believe the addition of machine learning to aid in the already extensive targeting process will help our exploration team in the search for high-grade discoveries.

“The last four years of extensive exploration has progressively brought us closer to discovery and we are excited to follow-up on the well-developed gold-bearing hydrothermal systems at Aiviq and Kalulik.

“Our portfolio of projects once again becomes live with drilling for potential high-grade gold in Canada while we anticipate continuous results from our Sombrero project in Peru ahead of a maiden drill program by Auryn”

Drill Plan:

The Company plans to drill along the 15-kilometer strike length of the Aiviq – Kalulik structural corridor, which has all the geological characteristics necessary to host major gold deposits with respect to alteration and structural preparation (Figure 1). To enhance the targeting efforts in the field, Auryn will be running induced polarization surveys to identify both chargeability and conductivity targets along the corridor.

Committee Bay – 2019 Drill Targets

Legend
Drill Holes
2019 Drill Targets
Preliminary AI Generated Targets
Lakes/Glacial Fluvial Cover
Major Structure
Machine Learning Prospectivity High
AI targets adjacent to drilled mineralization in 2018
Aiviq
Kalulik
4.7 g/t Au over 12.2m
Hole 18RG012:
• Strongest mineralization observed in core
- 13.5m @ 1.54 g/t Au at southwest margin of the program
• Drilled up to 8.95 g/t Au at Aiviq
15 km Shear Zone
Aiviq, Kalulik Structural Corridor - 2019 Drill Targets
0.40 g/t Au over 21.34m
Three Bluffs deposit
Indicated*: 524,000 oz 7.85 g/t
Inferred*: 720,000 oz 7.64 g/t
10 km
* Refer to NI43-101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn's profile at www.sedar.com
Lakes/Glacial Fluvial Cover

Figure 1: Illustrates the targets generated with the assistance of machine learning along the Kalulik – Aiviq structural corridor, which will form the basis of the 2019 summer drill program.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Committee Bay

The Committee Bay Gold Project is located in Nunavut, Canada. It includes approximately 300,000 hectares situated along the Committee Bay Greenstone Belt (CBGB). High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay Gold Belt with the most significant being the Three Bluffs deposit. The project benefits from existing infrastructure, including bulk storage fuel facilities, five high-efficiency drill rigs and a 100-person camp. The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.